SO 3/9/04

KA 3/18

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SECURITIES [redacted] ON
W

04004523

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65473

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/6/2002 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baypoint Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Broadway, Suite 201
(No. and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bernard Notas (415) 248-2200
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, LLP
(Name – *if individual, state last, first, middle name*)

500 Ygnacio Valley Road, Suite 200 (Address) Walnut Creek (City) California (State) 94596 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

DC 3-22

OATH OR AFFIRMATION

I, Bernard M. Notas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baypoint Trading, LLC, as of February 25, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOT APPLICABLE

CATHERINE HATTICH
Commission # 1427151
Notary Public - California
Contra Costa County
My Comm. Expires Jun 28, 2007

Catherine Hattich
Notary Public

Bernard Notas
Signature

CHIEF FINANCIAL OFFICER
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAYPOINT TRADING, LLC

STATEMENT OF
FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

BAYPOINT TRADING, LLC

CONTENTS

500 Ygnacio Valley Road
Walnut Creek, California 94596
925-946-1300/Fax 925-947-1700
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands

Rothstein, Kass & Company, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Managing Member
Baypoint Trading, LLC

We have audited the accompanying statement of financial condition of Baypoint Trading, LLC (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by the management as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Baypoint Trading, LLC as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, LLP

Walnut Creek, California
February 16, 2004

BAYPOINT TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS		
Cash and cash equivalents	$	756,892
Receivables from clearing broker, including clearing deposits of $1,001,391		2,243,513
Other assets		49,621
	$	3,050,026
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	901,262
Member's equity		2,148,764
	$	3,050,026

See accompanying notes to statement of financial condition.

1. Nature of business

Baypoint Trading, LLC (the "Company") was organized in the State of Delaware in May 2002. The Company amended and restated its operating agreement as of May 2003. The Company is a wholly owned subsidiary of Condor Trading, LLC ("Condor") an investment holding company. The Company received approval to operate and conduct business as a broker-dealer in December 2002, and is registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD). The Company commenced operations on February 10, 2003 focusing on serving professional money managers, by assisting them with research information and trade execution. The Company has not conducted trading for its own account.

During the fourth quarter of 2003 the Company opened an Office of Supervisory Jurisdiction in New York. The Company entered into several independent contractor agreements with individuals, whereby the contractors would emulate the Company's operations in San Francisco. Each of the individuals also signed an agreement with Bass Trading LLC ("Bass"), whereby Bass provides technology services, equipment and office space to the contractors.

2. Summary of significant accounting policies

Cash and Cash Equivalents

The Company considers money market accounts maintained at banking institutions to be cash equivalents. The Company also maintains certain money market accounts at its clearing broker Spear, Leeds & Kellogg ("SLK") to satisfy its required clearing deposits.

Soft Dollar Agreements

The Company ensures that any soft dollar arrangements with customers falls within the safe harbor provisions of Rule 28(e) of the SEC Act of 1934, as amended, which provides for the payment of research, brokerage, quote services and other expenses permissible by agreement.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the statement of financial condition. Actual results could differ from those estimates, but would generally not be material.

3. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2003, the Company's net capital was approximately $2,064,000, which was approximately $1,951,000 in excess of its minimum requirement of approximately $113,000.

4. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2003 the Company has not record any losses with respect to off-balance sheet items.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements. At December 31, 2003, the Company's receivable from it's clearing broker was $2,243,513; of which $1,001,391 is maintained as a clearing deposit and is held in a money market account at the clearing broker.

5. Concentration of credit risk

In the normal course of its business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution.

6. Exemption from Rule 15c3-3, Section

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

7. Contingencies

The Company has been named as a defendant in a Statement for Claim, filed with the NASD. The matter is currently under review in an NASD arbitration, where the Company has submitted various counterclaims. Management of the Company is vigorously defending themselves and, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

8. Related party transactions

Pursuant to a Services Agreement dated November 1, 2002, between the Company and Condor, the Company beginning in February 2003 is charged various operating expenses for the use of the furniture, equipment and leasehold improvements owned by Condor.